EXHIBIT 12.1

ACE Limited

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Fiscal year ended December 31				Three months ended December 31	Fiscal year ended September 30
	2002	2001	2000	1999	1998	1998
Earnings per Financial Statements	76,549	(146,414)	542,982	364,963	238,539	560,151
Add (deduct):
Provision for income taxes	(115,688)	(78,674)	93,908	28,684	5,342	20,040
Fixed charges	218,494	219,849	242,783	126,138	5,141	27,059

Earnings for Computation	179,355	(5,239)	879,673	519,785	249,022	607,250

Fixed Charges
Interest Expense	193,494	199,182	221,450	105,138	4,741	25,459
One third of payments under operating leases	25,000	20,667	21,333	21,000	400	1,600

Total Fixed Charges	218,494	219,849	242,783	126,138	5,141	27,059

Ratio of Earnings to Fixed Charges	(1)	(2)	3.6	4.1	48.4	22.4

Preferred Share Dividends	25,662	25,594	18,391	—	—	—
Total Fixed Charges and Preferred Share Dividends	244,156	245,443	261,174	126,138	5,141	27,059

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	(1)	(2)	3.4	4.1	48.4	22.4

(1)	Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $39 million and combined fixed charges and preferred share dividends by $65 million.
(2)	Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $225 million and combined fixed charges and preferred share dividends by $251 million.